PEARSON

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

25 January 2008

[redacted]

08000500

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

9 January	**Pearson awarded three year contract to administer California teacher....**
10 January	**Director shareholding**
15 January	**Director shareholding**
22 January	**Pearson trading update**
24 January	**Notification of holding in the company**
24 January	**Pearson's acquisition of Harcourt Assessment cleared by US**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlw 1/31

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Pearson Awarded Three-Year Contract to Administer California Teacher Licensure Testing

09 January 2008

Company's Evaluation Systems Group Collaborated With California Commission on Teacher Credentialing to Develop Teacher Exams

SACRAMENTO, Calif., and HADLEY, Mass. - Pearson announced today that its Evaluation Systems group.has been awarded a three-year contract to continue managing teaching certification testing for the state of California. The California Commission on Teacher Credentialing selected the company to administer the California Basic Education Skills Test™ (CBEST®), the California Subject Examinations for Teachers® (CSET®) and the Reading Instruction Competence Assessment® (RICA®). Under previous contracts, the Evaluation Systems group of Pearson (formerly National Evaluation Systems) collaborated with the Commission on the development of these teacher certification examination programs.

"The California Commission on Teacher Credentialing recognizes that when we put excellent educators in our state's classrooms, we are ensuring that our children will receive a high-quality education," said Dale Janssen, executive director. "We look forward to continuing to collaborate with the Evaluation Systems group of Pearson to promote educational excellence in California through our rigorous program of certification exams, measuring both basic skills and a wide variety of subject area competencies."

The CBEST is designed to test basic reading, mathematics and writing skills found to be important for the job of an educator. The CSET tests subject matter competence, ranging from mathematics, science and social studies to more than 15 foreign languages. As part of the California Reading Initiative, designed to improve the state's students' reading abilities, the RICA was developed to ensure that California teachers have the knowledge and skills important for providing effective reading instruction.

"As the largest and one of the most diverse states in the country, California meets its educational challenges head-on by recognizing that putting highly qualified teachers in its schools must be a top priority," said William Gorth, Ph.D., president of the Evaluation Systems group of Pearson. "We are proud to continue to collaborate with the California Commission on Teacher Credentialing as it implements a teacher certification testing program that will help the state achieve its educational goals for all of its children."

For more information about the CBEST, CSET and RICA teacher certification examination programs, visit www.ctcexams.nesinc.com. For more information about the Evaluation Systems group of Pearson, visit www.nesinc.com.

About Pearson
Pearson is the global leader in educational publishing, assessment, information and services, helping people of all ages to learn at their own pace, in their own way. For students preK-12, Pearson provides effective and innovative curriculum products in all available media, educational assessment and measurement for students and teachers, student information systems, and teacher professional development and certification programs. The company's respected brands include Scott Foresman, Prentice Hall, AGS, PowerSchool, SuccessMaker, TeacherVision and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student. Pearson's other primary businesses include the Financial Times Group and the Penguin Group.

For more information, press only:
Lisa Wolfe, L. Wolfe Communications, 773-325-9935, lwolfe@lwolfe.com

Director Shareholding
10 January 2008

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **SIX-MONTHLY PURCHASE THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **487**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00006%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$12.3165**	14.	Date and place of transaction **31 December 2007 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **400,886 0.04961%**	16.	Date issuer informed of transaction **9 January 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___10 January 2008______________________

Director shareholding

15 January 2008

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Please click here to download a PDF of this press release

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **RONA FAIRHEAD**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **RONA FAIRHEAD**	8.	State the nature of the transaction **EXERCISE OF WORLDWIDE SAVE FOR SHARE OPTIONS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **1904**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000236%**

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11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£4.948**	14.	Date and place of transaction **14 January 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **123,460 0.01527%**	16.	Date issuer informed of transaction **14 January 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___15 January 2008______________________________

Pearson Trading Update

22 January 2008

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Pearson is today providing its regular January trading update.

Across the company, our trading momentum continued in the fourth quarter and we will produce record profits for 2007. We will also report strong cash generation and a further underlying improvement in our return on invested capital.

Our businesses have again achieved good sales growth and margin improvement. In our largest business, education, we continued to perform very well competitively, as expected, and will report our strongest year ever.

In business information and consumer publishing, we finished the year ahead of expectations. The FT Group grew strongly in all its subscription businesses, and FT Publishing also sustained its advertising revenue growth and achieved a further significant margin improvement. Penguin combined its ongoing operating improvements with an outstanding publishing performance.

We now expect to report full-year adjusted earnings at or above the top end of the range of current market expectations*, even after the significant weakening of the US dollar during the year**.

Our full year results will also benefit from a tax charge of approximately 27% on adjusted profit before tax.

Marjorie Scardino, chief executive, said:

"This is another excellent performance across all our businesses and on all our financial measures. We have produced another record year and our third consecutive year of underlying earnings growth in the mid-teens or higher. Over this period we have changed the shape of Pearson, invested in our future growth and made the company more efficient and more resilient. Those moves make us confident that we will sustain our financial and competitive progress in 2008."

Pearson will announce its preliminary results for 2007 on 3 March 2008.

ENDS

* Range of analyst estimates for 2007 adjusted earnings per share is 42.0p to 45.5p according to Bloomberg.

** Pearson generates approximately two-thirds of its sales in US dollars. The average £:$ exchange rate for the full year was £1: $2.00 (against £1:$1.84 in 2006). Each 5c move in the average £:$ exchange rate for the full year affects Pearson's adjusted earnings by approximately 1p per share.

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith +44 (0)207 010 2310

Notification of Holding in the Company
24 January 2008

Click here to download a PDF of this press release.

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Pearson plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited **6,698,491*** BT Globenet Nominees Limited **9,588*** Chase GA Group Nominees Limited **16,416,619*** Chase Nominees Limited **1,493,577*** CUIM Nominee Limited **4, 908,558***

	Triodos SICAV I Values Equity Fund **6,000*** Vidacos Nominees Limited **185,938*** * denotes direct interest R C Greig Nominees Limited **1,450** BONY Londres IIS **189,893** Chase Nominees Limited **3,315,555** CUIM Nominee Limited **936,309** Delta Lloyd Institutionale Sustainable Futures Fund **54,000** Triodos Meerwaarde Aandelen Fonds **70,000** Triodos Meerwaarde Mixfonds **12,000** Vidacos Nominees Limited **6,137,615**
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	22 January 2008
6. Date on which issuer notified:	23 January 2008
7. Threshold(s) that is/are crossed or reached:	4% to 5% change at Combined Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	24,404,008	24,404,008	29,718,771	29,718,771	10,716,822	3.68%	1.32%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
40,435,593	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 808,028,141.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

Pearson's acquisition of Harcourt Assessment cleared by US
24 January 2008

Pearson, the international education and information company, today announces that its purchase of the Harcourt Assessment business from Reed Elsevier has received clearance from the U.S. Department of Justice. The transaction is expected to be completed on 28 January 2008.

As a condition for approval, Pearson will divest up to three diagnostic assessment tests and one further test in development.

Pearson announced on 4 May 2007 that it had agreed to acquire Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950 million in cash. The transaction extends Pearson's position as the world's leading education company by adding new capabilities, complementary products and international reach. The acquisition of Harcourt's international education business was completed in 2007.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith
+44 (0)20 7010 2310

END